

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via Email
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

> **Re: Skajaquoda Group Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 6, 2012**
> **File No. 333-176727**

Dear Mr. Agustsson:

We have reviewed your registration statement and response letters and have the following comments.

<u>General</u>

1. Your filing refers to the "Investment Management Company."   To what entity does that term refer?

2. Does Skajaquoda Group Inc. plan to register itself or the "Investment Management Company" to the extent this is a different entity an as investment adviser? If not, please explain.

3. It appears from your description of the Skajaquoda Fund 1 that you intend to rely on an exemption from registration under the Investment Company Act of 1940. Please explain whether, following this offering, the Skajaquoda Fund 1 would be eligible to rely on exemptions from registration (i.e., an entity can only rely on Sections 3(c)(1) or (7) if the entity does not engage in a public offering).

4. Does Skajaquoda Group Inc, or a related entity, intend to register as a broker-dealer? If not, please strike the reference to Section 3(c)(2) from your proposed offering document.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief